Exhibit 3.1.2

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
AUDIBLE, INC.

Pursuant to Section 242
of the General Corporation Law of
the State of Delaware

                     Audible, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:        The name of the Corporation is Audible, Inc. The Corporation was originally incorporated under the name The Audible Words Corporation.

SECOND:   The Certificate of Incorporation of the Corporation is hereby amended by striking the introductory paragraph of Article FOURTH thereof and by substituting the following in lieu thereof as the new introductory paragraph of Article FOURTH:

FOURTH: Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 85,000,000 shares, of which (i) 75,000,000 shall be shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) 10,000,000 shall be shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

THIRD:        The amendment of the Corporation’s Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

                     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Donald R. Katz, Chairman and Chief Executive Officer as of March 12, 2002.

AUDIBLE, INC.

By:	/s/ Donald R. Katz Donald R. Katz, Chairman and Chief Executive Officer